Exhibit 99.32

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 17, 2010	No. 10-13

Avalon Reduces Warrant Exercise Price for 30 day period

Toronto, Ontario, August 17, 2010 – Avalon Rare Metals Inc. (the “Company” or “Avalon”) (AVL:TSX; AVARF:OTCQX) announced today that it will reduce the exercise price of its outstanding common share purchase warrants (the “Warrants”) from $3.00 to $2.51 per share for a 30-day period beginning on September 1, 2010 and extending until 5:00 pm Eastern Daylight Time (“EDT”) on September 30, 2010.  The Company will also send a notice to warrantholders advising them of this reduced exercise price period.

The Warrants, which expire on September 17, 2011, are currently governed by a common share purchase warrant indenture agreement entered into by the Company with Computershare Trust Company of Canada (“Computershare”), in effect since September 17, 2009.  The Company plans to enter into a supplemental indenture agreement with Computershare to provide for the 30-day reduced exercise price period, after which, any outstanding unexercised warrants shall revert back to the exercise price of $3.00 per share.  All other material terms of the warrant indenture will remain unchanged.

The Company has received the conditional approval of the Toronto Stock Exchange for the proposed amendment to its warrants.  Pursuant to the rules of the Toronto Stock Exchange, warrants owned by insiders of the Company will not be subject to the reduced price but will remain at the original exercise price.

Registered holders of the warrants are encouraged to exercise their warrants in accordance with the procedures set forth in the current warrant indenture as soon as possible during the reduced exercise period and, in any event, prior to 5:00 pm EDT on September 30, 2010 to take advantage of the reduced exercise price of $2.51 per share upon exercise of each warrant.

Non-registered holders of warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the warrants should contact their intermediary holding those warrants for instructions on how to exercise their warrants.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   79,104,270. Cash resources: approximately $8 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Donald S Bubar, M.Sc., P.Geo., President and CEO, at 416-364-4938.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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